Exhibit 1.01
Conflict Minerals Report

I.	INTRODUCTION
This Conflict Minerals Report (the “Report”) for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2019 to December 31, 2019.
Rule 13p-1 is applicable to SEC issuers that manufacture products where “conflict minerals are necessary to the functionality or production” of the product.1 This regulation requires SEC registrants to disclose annually through Form SD whether certain minerals (namely tin, tungsten, tantalum, and gold, collectively known as “Conflict Minerals” or “3TG”) (which are necessary to the functionality or production of their products) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). In certain circumstances, this regulation also requires companies to furnish annually to the SEC a public report outlining the due diligence exercised by the company to determine the source and origin of 3TG in the product(s) they produce.2
In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).3
Forward-Looking Statements
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this Report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, “Future Due Diligence Considerations” in Part IV of this Report.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY
For 2019, we again engaged Assent Compliance (also referred to herein as "Assent") to assist with our conflict minerals program. Acting on our behalf, Assent conducted the supplier survey portion of our reasonable country of origin inquiry ("RCOI''). The survey employed the Conflict
1 SEC, Conflict Minerals Final Rule, 17 CFR Parts 240 and 249b [Release No.34-67716; File No. S7-40-10] p.71
2 SEC, Conflict Minerals Final Rule, 17 CFR Parts 240 and 249b [Release No.34-67716; File No. S7-40-10] p.71
3 OECD (2016), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing, Paris

Minerals Reporting Template, version 5.12 (the "CMRT”), developed by the Responsible Minerals Initiative (the “RMI”). The CMRT facilitates general disclosures and information regarding smelters that provide materials to the supplier. It includes questions regarding the supplier's conflict-free sourcing policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier. Non-responsive suppliers were contacted a minimum of five times by Assent.
After Assent completed all communications in connection with the initial survey, members of the Company’s procurement team contacted the non-responsive suppliers who were determined to have the highest sales volume to the Company (or “spend”), in order to encourage these suppliers to respond.
All Assent Compliance outbound e-mail communications to suppliers include links to training and education on the completion of the CMRT form as well as access to "Assent University," which is a platform designed to address any supplier questions. Assent provides foreign language support for our international suppliers, which in 2019 included translating survey requests into multiple languages and, upon request, making available experts who are fluent in other languages.
Suppliers that required additional information or clarification in order to complete their response were escalated to the Company's project manager for direct assistance. The project manager also contacted certain non-responsive suppliers towards the end of the RCOI.
As a result of the actions undertaken during the RCOI, the Company received survey responses from suppliers representing 88% of our in-scope spend.

III.	DUE DILIGENCE PROGRAM
Design of Due Diligence Measures
Our conflict minerals due diligence framework has been designed to be in line with the steps of the OECD Guidance, as applicable for downstream companies (as the term is defined in the OECD Guidance), in all material respects. In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:
1.Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;
2.Identify and assess conflict minerals risks in our supply chain;
3.Design and implement strategies to respond to conflict minerals risks identified;
4.Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations; and
5.Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed
As our RCOI indicated that some of our products contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above. This section outlines what each step of our process covered, followed by the procedures we performed to address these requirements.

Step One: Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance
Thermo Fisher maintains strong management systems for conflict minerals through the ongoing existence of a cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal and sourcing departments, and we continue to employ a dedicated project manager for this process. The project manager provides updates on the program status to appropriate members of management.
Among the elements of our strong Company management systems are:
•A Conflict Minerals Statement that describes how we are meeting our objective for responsible sourcing of materials in our products;
•A supplier code of conduct that requires suppliers to design and implement reasonable processes to ensure that the products supplied to the Company will eventually be “DRC Conflict-Free” and to assist us with our conflict minerals compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative;
•A grievance mechanism for suppliers and others to report conflict minerals issues to the extent they exist; and
•Specific language in our forms of master supplier agreements and purchasing terms and conditions requiring suppliers to comply with our supplier code of conduct.
Our contract language, supplier code of conduct, standard operating procedure, and conflict minerals statement are reviewed annually by the project stakeholder group and revised as needed.
Our supplier code of conduct, Company statement, SEC Form SD and other conflict minerals documents are located on our public website at:
https://www.thermofisher.com/us/en/home/about-us/corporate-social-responsibility/operational-integrity/global-supply-chain.html.
To ensure suppliers understand our expectations, we make available a library of training videos through Assent University, which, among other topics, explains how to collect and validate smelter data, how to complete a CMRT and how to manage a conflict minerals program. Additionally, our annual interactive supplier webinar is available for viewing at Assent University.

Step Two: Identify and assess conflict minerals risks in our supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for the Company to identify the comprehensive list of actors upstream from our direct suppliers. We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the source of 3TG contained in those materials or components, therefore we use the results of our survey to identify risks to mitigate in our supply chain.
To identify the supplier base to survey we completed a focused risk assessment using our product commodity team members. We continue to strive to survey an optimal subset of our supply base by having our product commodity team members with significant experience in their respective areas assign 3TG risk levels for each product commodity classification. In order to help our commodity team members make more informed decisions on project scoping, we provide them with relevant survey results from prior years. Additionally, we continue to focus our resources on suppliers with the highest risk of utilizing 3TG from a Covered Country.
For the 2019 reporting period, our total in-scope suppliers increased from 2,805 to 4,187, as a result of changes to our scoping methodology.

Step Three: Design and implement strategies to respond to conflict minerals risks identified
In response to this risk assessment, the Company has developed a risk management plan through which the project team manages our conflict minerals program. Our mitigation process is triggered when a supplier falls into one of the following categories (which we refer to as being a “high risk supplier”):
•Suppliers that do not respond;
•Suppliers that refuse to commit to strengthening their program; and
•Suppliers that source from Non-Conformant smelters (as determined by the RMI).
Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters or refiners nor do we perform or direct audits of these entities within our supply chain. Assent Compliance compared the facilities listed in the responses to the list of smelters maintained by the RMI. If a supplier indicated that the facility was certified as "Conformant," Assent confirmed that this was so by matching the smelter or refiner name to the RMI listing of “Conformant” smelters/refiners. We are working with Assent Compliance to validate the smelter/refiner entries from the submitted CMRTs that are not certified as "Conformant" by the RMI, including through our involvement in the RMI as outlined in Step Four.
Also in 2019, we continued the practice of requesting that suppliers that provided their CMRT prior to year-end but introduced new parts over the course of 2019 certify as to whether the addition of these parts impacted their survey responses.
We also continue to require new product development suppliers to provide a conflict minerals response as a prerequisite for supplier on-boarding. Our procurement teams are instructed to search for alternate new product suppliers if the original new product supplier does not provide a conflict minerals response.

During 2019 we increased the number of the Company’s research and development teams that received conflict minerals guidance to be leveraged for new product development. Research and development teams are provided access to a regularly updated list of preferred suppliers, which was developed using several criteria, including whether the supplier provides an RCOI response. Prequalifying new suppliers identifies potential uncooperative suppliers before we begin purchasing parts that may contain 3TG.
In an effort to address non-responsive suppliers, in 2019 we expanded a program that we piloted in 2018 to replace suppliers that have repeatedly refused to comply with our request for conflict minerals information over a period of years. Implementation of the pilot program in 2018 led to responses being received from a high percentage of previously uncooperative suppliers. In 2019 we expanded the program across several additional businesses within the Company.

Step Four: Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations
As a member of the RMI, we leveraged the due diligence conducted on smelters and refiners by the RMI’s Responsible Minerals Assurance Process (the “RMAP”). The RMAP independently audits the source, including mines of origin and chain of custody, of the 3TG minerals used by smelters and refiners that agree to participate in the RMAP. The smelters and refiners that are found to be RMAP Conformant are those for which the independent audit has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines.
In order to further the efforts of the RMI, we are actively participating on the organization’s minerals reporting template team that is revising and testing future conflict minerals survey templates and we are members of the due diligence practice team which has developed “good practice” guides for encouraging supplier compliance.
Additionally, the RMI developed content for general supplier training on conflict minerals due diligence, reporting requirements, and supply chain risks. These training modules are recorded and posted to the RMI’s eLearning Academy (which is free and available to the public). The RMI has also developed training targeting smelters interested in undergoing an RMAP audit.

Step Five: Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1
Based on the results of the supplier survey and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This document has been prepared to describe the steps of our conflict minerals process and has been reviewed and approved by the Company’s General Counsel. This Report is posted on our public website at:
https://www.thermofisher.com/us/en/home/about-us/corporate-social-responsibility/operational-integrity/global-supply-chain.html.
To facilitate other companies in their reporting, we also reported the results of our RCOI and supplier due diligence to our customers who solicited a conflict minerals response using the CMRT.

Report of Independent Private Sector Auditor
Pursuant to SEC Rule 13p-1, we were not required to have an independent private sector audit for this Report. During January 2019, the Company conducted a process walkthrough with our internal audit department in order to assess the effectiveness of our due diligence design and our alignment with the OECD Guidance, as well as whether it is auditable in future years.
We will continue to develop and build upon our due diligence measures for the current year to increase supplier response and further understand the smelters within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS
•In order to improve on our supply chain due diligence practices from the current year, we plan to incorporate the following measures, among others, for compliance in future years:
•Refine the process for addressing non-responsive suppliers by incorporating the findings from the expanded pilot program;
•Leverage the Company’s other compliance programs to improve response rate and supplier experience (for example putting conflict minerals on the agenda at “relationship” supplier meetings);
•Consider using tools that are under development or currently available from the RMI;
•Continue to collaborate with the RMI and Assent Compliance to encourage smelters and refiners to engage in an independent third party audit program and to confirm which facilities identified by our supply chain are valid smelters and refiners and which smelters and refiners are tied to our products; and
•Revisit our scoping approach to address the large increase in suppliers from 2018 to 2019.

V.	DUE DILIGENCE RESULTS
We focused our due diligence efforts on the 3TG suppliers that we determined to be high risk as described in Section III, Step Three above. The majority of these suppliers did not provide product level responses to the RCOI, but rather reported in aggregate by company. As such we do not know how many of the smelters reported by these suppliers relate specifically to our supply chain. Nonetheless, the suppliers underwent further due diligence on the source and chain of custody of conflict minerals in their products. We have received confirmation from 96% of the suppliers that they are either working to resolve the issue or that the smelters have been reported in error and are not in the supply chain.
These suppliers have reported to us the inclusion in their supply chain of 3TG from more than 97% of the smelter facilities in the world (as recognized by the RMI). We do not believe that all of these facilities are contributing to the production of Thermo Fisher products. The potential over-reporting of smelter facilities is a function of our products containing components several steps removed from the facilities and intermediate suppliers failing to provide customer/product-specific CMRTs to our direct suppliers.

Efforts to Determine Mine or Location of Origin
We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter identification information. This information will enable the validation of these smelters as well as the tracing of the 3TGs to their location of origin. We have determined that seeking this information regarding smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. To date, we only have partial information and we are working to validate the remaining smelter information to accurately determine the mine and location of origin of the 3TG contained in our products.